Exhibit 99.1

For immediate release

04 November 2020

ABCAM PLC

(“Abcam” or the “Company”)

Director/PDMR Shareholding Notification

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Mr Alan Hirzel

2	Reason for the notification

a)	Position/status	Chief Executive Officer

b)	Initial notification /Amendment	Initial Notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Abcam plc

b)	Legal Entity Identifier	213800B9N83DSNT33F79

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 0.2 pence each GB00B6774699

b)	Nature of the transaction	Issue of Conditional shares under the rules of the Abcam plc Long Term Incentive Plan (LTIP) and sale of sufficient shares to fund the tax, national insurance and dealing charges. Balance retained.

c)	Currency	GBP

d)	Price(s) and volume(s) Acquisition of shares on release of award	Price(s)		Volume(s)
		Nil		41,241

	Sale of shares to satisfy income tax, national insurance and dealing charges	£14.99479		19,432

e)	Aggregated information Acquisition of shares on release of award Sales of shares to satisfy income tax, national insurance and dealing charges	Price(s)	Aggregated Volume(s)	Aggregated Total
		Nil	41,241	N/A
		£14.99479	19,432	£291,378.76

f)	Date of the transaction	03 November 2020

g)	Place of the transaction	London Stock Exchange, AIM